Trent Murch

Tel 312.456.1015

Fax 312.899.0394

murcht@gtlaw.com

November 17, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Arthur C. Sandel

Re:	CNH Capital Receivables LLC
Registration Statement on Form SF-3
Filed September 3, 2015
File No. 333-206749

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”) and in response to your letter dated September 30, 2015 (the “Comment Letter”), we submit the following responses, together with Amendment No. 1 to the above-referenced registration statement on Form SF-3, which we have electronically filed via EDGAR.  In addition, a paper copy of this letter is being delivered to you, together with a copy of Amendment No. 1, which has been marked to show changes from the registration statement as filed on September 3, 2015, made in response to the Comment Letter.

The paragraphs below set forth the comments from the staff of the Securities and Exchange Commission (the “Staff”) in italicized text together with the Depositor’s responses.  The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter.  Page references in the Depositor’s responses are references to the page numbers in the copy of Amendment No. 1 filed via EDGAR.  Capitalized terms not defined herein have the meanings assigned to them in the above captioned registration statement.  Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the issuer under Regulation AB.

General

1.   Please confirm that the depositors or any issuing entity previously established, directly or indirectly, by the depositors or any affiliate of the depositors have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.2. of Form SF-3.  Also, please provide us with the CIK for any affiliate of the depositors that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as this offering.  Exhibit A attached hereto lists the affiliates of the depositor, together with the related CIK code, which have offered a class of asset-backed securities involving the same class as this offering in a registered offering.  One or more affiliates of the depositor has offered asset-backed securities involving the same asset class in transactions in other countries, but those transactions were exempt from the registration requirements of the Securities Act and did not give rise to Exchange Act reporting requirements.

2.   Please confirm that all revisions made throughout the prospectus in response to the comments below will be applied to the applicable transaction documents, as necessary.

Response:

We confirm that all revisions made throughout our prospectus in response to the comments below will be applied to the applicable transaction documents, as necessary.

Cover of Registration Statement

3.   We note that you intend to include unsold securities from a prior registration statement on your Form SF-3 pursuant to Securities Act Rule 415(a)(6) and are reserving the right to register an unspecified additional securities pursuant to Securities Act Rule 456(c).  We also note your statement that you will pay any filing fees due in accordance with Rule 457(s) by updating the fee table on the cover page of your prospectus filed pursuant to Rule 424(b) or Rule 424(h).  Asset-backed securities issuers electing to defer payment of filing fees under Rule 456(c) must update their prospectus fee table and pay the registration fees at the time of filing the Rule 424(h) prospectus.  See Rule 456(c)(1) and Section V.E.3 of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the “2014 Regulation AB II Adopting Release”).  Any additional registration fees owed due to an upsize in the deal between the time of the initial preliminary prospectus and the final prospectus must be paid by a subsequent preliminary prospectus filing on Form 424H/A.  See footnote 1237 of the 2014 Regulation AB II Adoption Release.  Please revise your footnote to delete the reference to the prospectus filed pursuant to Rule 424(b).

Response:

We direct your attention to the cover page to the registration statement where we have revised the above-referenced footnote in the registration fee table.  The footnote has been revised as follows (new language is underlined; deleted language marked through), thus clarifying that any additional registration fees owed will be paid in connection with a subsequent preliminary prospectus filed on Form 424H.

“(3) The registrant elects to defer payment of the registration fee pursuant to Rule 456(c) of the Securities Act in connection with the registration of an unspecified additional amount of securities of the above class of securities.  The registrant will hereinafter pay the registration fees calculated in accordance with Rule 457(s) in advance of or in connection with an offering of securities from this registration statement by updating this table to indicate the aggregate offering price of securities offered and the amount of registration fee paid or to be paid in connection with the offering or offerings on the cover page of a prospectus filed pursuant to ~~Rule 424(b) or~~ Rule 424(h).”

Cover Page of Form of Prospectus

4.   Where you intend to sell previously unsold securities carried forward onto this registration statement pursuant to Rule 415(a)(6) as indicated on the cover page of your registration statement, the footnotes to the fee table on your prospectus cover page should reflect the following:

•                  The fact that you carried forward unsold securities onto this registration statement on Form SF-3 to which the offering relates, including a reference to the file number of this registration statement;

•                  The amount of unsold securities being sold as part of the offering; and

•                  The associated filing fee previously paid in connection with those securities.

Response:

We direct your attention to the cover page to our prospectus where we have revised the above-referenced footnotes in the registration fee table.  The footnotes have been revised as follows (new language is underlined; deleted language marked through), thus reflecting that we are carrying forward unsold securities onto this registration statement on Form SF-3, the amount of unsold securities being sold as part of the offering, and the associated filing fee previously paid in connection with those securities.

“(2) ~~Description of calculation of registration fee to be included pursuant to Rules 456(c) and 457(s)]~~ The depositor, as registrant, previously registered $7,000,000,000 of securities under Registration Statement No. 333-196988 filed on July 25, 2014, $3,451,289,000.00 of which remain unsold.  Pursuant to Rule 415(a)(6) of the Securities Act of 1933, the registrant is including such unsold securities and the $444,526.02 of registration fee previously paid in connection with such unsold securities.”

We have also added the following additional heading in brackets above the registration fee table:

“[To be included in Rule 424(h) filing of each pay-as-you-go takedown]”

Summary of Terms

Principal Payments, page 2

5.   We note your statement in the first full paragraph on page 3 that principal payments will be made on the “A-4[a] Notes[ and A-4b Notes], pro rata based on their respective outstanding principal balances.”  We also note that the same disclosure is included on page 58 of your prospectus under the heading “Description of the Notes — Payments of Principal.” Please revise to put brackets around the language regarding pro rata payment as such pro rata payment will only occur if the Class A-4 Notes are split.

Response:

We direct your attention to pages 3 and 58 of our prospectus where we have revised the above-referenced language.  The disclosure has been revised as follows (new language is underlined; deleted language is marked through) to clarify that the pro rata payment will only occur if the Class A-4 Notes are split into multiple classes.

“Specifically, principal payments will be made on the notes in the following order: A-1 Notes; A-2 Notes; A-3 Notes; [and] A-4[a] Notes[ and A-4b Notes~~]~~, pro rata based on their respective outstanding principal balances]; and Class B Notes.”

“Specifically, principal payments will be made on the notes in the following order: A-1 Notes; A-2 Notes; A-3 Notes; [and] A-4[a] Notes[ and A-4b Notes~~]~~, pro rata based on their respective outstanding principal balances]; and Class B Notes.”

[Pre-Funding], page 4

6.   We note your disclosure on page 27 that the eligibility criteria for pool assets to be acquired during the pre-funding period will be the same as the criteria applied to the initial asset pool.  Please revise your summary disclosure to reflect this information or include a summary of the eligibility criteria for assets that may be added to the pool during the pre-funding period.  Refer to Item 1103(a)(5)(vi) of Regulation AB.

Response:

We direct your attention to page 4 of our prospectus where we have revised the above-referenced language.  The disclosure has been revised as follows (new language is underlined; deleted language is marked through) to clarify that the eligibility criteria for pool assets to be acquired during the pre-funding period will be the same as the criteria applied to the initial asset pool.

“We will sell to the trust additional [variable rate] [fixed rate] retail installment sale contracts and/or retail installment loans secured by agricultural, construction or other equipment during a pre-funding period, to the extent described below, beginning on the closing date and ending not later than the close of business on the [insert date up to one year later] payment date.  The eligibility criteria for the additional pool assets acquired during the pre-funding period will be the same as the criteria applied to the initial asset pool.”

Removals Upon Certain Breaches, page 7

7.   We note your disclosure here and elsewhere throughout the prospectus that both the sponsor and the servicer have repurchase obligations where a receivable is materially and adversely affected as a result of breaches of certain representations or warranties.  Please confirm that there is no material risk that the ability of CNH Industrial Capital America LLC, as sponsor, and New Holland Credit Company LLC, as servicer, to comply with the repurchase provisions could have material impact on pool performance or performance of the asset-backed securities.  Refer to Items 1104(f) and 1108(b)(4) of Regulation AB.

Response:

We confirm that there is not a material risk that the ability of CNH Industrial Capital America LLC, as sponsor, and New Holland Credit Company, LLC, servicer, to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities.

Depositor

Closing Date Sale of Receivables, page 25

8.   We note your disclosure at the top of page 27 that the depositor or an affiliate may sell or pledge any retained notes and/or certificates to unaffiliated entities in compliance with the Securities Act.  Please revise to state that any such transfers will comply with all applicable securities laws and regulations.  We note, for example, that the credit risk retention rules adopted by the joint agencies were promulgated under the Securities Exchange Act of 1934.

Response:

We direct your attention to page 27 of our prospectus where we have revised the above-referenced language.  The disclosure has been revised as follows (new language is underlined; deleted language is marked through) to clarify that the depositor or an affiliate may sell or pledge any retained notes and/or certificates to unaffiliated entities in compliance with all applicable securities laws and regulations.

“We or our affiliate may also sell or pledge such notes and/or certificates to unaffiliated entities, provided that such transactions comply with ~~the Securities Act~~ all applicable securities laws and regulations.”

Origination of Receivables, page 41

9.   We note that a portion of the receivables sold to the trust will be retail installment contracts purchased from dealers by the sponsor.  Please revise to indicate that you will identify any originator(s), apart from the sponsor or its affiliates, that originated 10% or more of the pool assets, as well as any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets.  Refer to Item 1110(a) of Regulation AB. Please also confirm that if any of these originators has originated, or is expected to originate, more than 20% of the pool assets, you will provide the information required by Item 1110(b) and (c) of Regulation AB.

Response:

We confirm that we will identify any originator(s), apart from the sponsor or its affiliates, that originated 10% or more of the pool assets, as well as any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets.  We also confirm that if any of these originators has originated, or is expected to originate, more than 20% of the pool assets, we will provide information required by Item 1110(b) and (c) of Regulation AB.  Please note that CNH Industrial Capital America LLC is the originator of receivables that are created pursuant to CNH Industrial Capital America LLC’s underwriting criteria.  However, if CNH Industrial Capital America LLC acquires any receivables not originated by CNH Industrial Capital America LLC in this manner, and for which it would not be considered the originator, then we will include the preceding disclosure for such originator(s).  In addition, we direct you to page 41 of our prospectus where we have revised the language under “Origination of Receivables” (new language is underlined; deleted language is marked through) to clarify these matters.

“ •  It makes retail installment loans directly to its customers that are secured by agricultural, construction and other equipment, which may include refinancings of equipment in the ordinary course of CNH Industrial Capital America’s business.

Receivables originated under any of the methods listed above are originated by CNH Industrial Capital America if they are originated pursuant to CNH Industrial Capital America’s underwriting criteria. [To insert if CNH Industrial Capital America is not the sole originator:  CNH Industrial Capital America LLC has also acquired receivables not originated by CNH Industrial Capital America LLC in this manner, and for which it is not to be considered the originator. [To identify any originator(s), apart from the sponsor or its affiliates, that originated 10% or more of the pool assets, as well as any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets. Refer to Item 1110(a) of Regulation AB. If any of these originators has originated, or is expected to originate, more than 20% of the pool assets, to provide the information required by Item 1110(b) and (c) of Regulation AB.]]”

Review of Receivables, page 44

10.   Please revise your disclosure to indicate that the receivables acquired during the pre-funding period described on page 27 and elsewhere throughout your prospectus will be subject to the depositor review of receivables required under Securities Act Rule 193 that is described under this heading.  Refer to Items 1111(a)(7) and 1111(a)(8) of Regulation AB.

Response:

We direct your attention to page 44 of our prospectus where we have revised the above-referenced language.  The disclosure has been revised as follows (new language is underlined; deleted language is marked through) to indicate that the receivables acquired during the pre-funding period will be subject to the depositor review of receivables required under Securities Act Rule 193.

“In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] and the disclosure regarding those receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”).

. . .

In addition, the depositor, with the assistance of CNH Industrial Capital America LLC, also performed a review of the receivables [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] to confirm that those receivables satisfied the criteria set forth in the [fourth] paragraph under “The Receivables Pool” and in the [first] paragraph under “Pool Assets—Selection Process.”  The first aspect of that review was performed by members of the depositor’s and CNH Industrial Capital America LLC’s securitization groups and involved applying automated and manual filters to the pool data tape, which is an electronic record prepared by the depositor and CNH Industrial Capital America LLC that includes certain attributes of the receivables, and then comparing that data against a checklist containing all pool selection criteria as defined in the relevant transaction documents.  The purpose of this component of the overall review was to test whether the receivables in the pool conformed to pool selection criteria in all material respects as described in the first sentence of this paragraph, as well as criteria set forth in the relevant transaction documents.  The second aspect of the review tested the accuracy of the individual receivables data contained in the data tape.  For this part of the review, the depositor and CNH Industrial Capital America LLC selected a random sample of [  ] receivable files [relating to the initial receivables (and will select a similar proportion of subsequent receivables for review in connection with each subsequent transfer)] to confirm certain data points such as APR, equipment type and origination date conformed to the applicable information on the data tape.”

11.   We note that the depositor has engaged a third party to assist in certain aspects of the review of pool assets.  Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained.  See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Response:

We confirm that either we or the underwriter will furnish a Form ABS-15G to the Commission at least five business days before the first sale in any offering under the registration statement making publicly available the findings and conclusions of any third-party due diligence report obtained by us or the underwriter.

[Delinquency Experience for the [Initial] Receivables], page 53

12.   We note your disclosure on page 54 that a receivable is considered delinquent if a payment of more than an inconsequential amount is more than one day past due.  We also note, however, that you present delinquency experience for the initial receivables in the asset pool beginning at 31 to 60 days delinquent.  Please revise to indicate that you will provide disclosure for receivables that are 1 to 30 days delinquent.  Refer to Item 1111(c) of Regulation AB.

Response:

We direct your attention to page 54 of our prospectus where we have revised the above-referenced language.  The disclosure has been revised as follows (new language is underlined;

deleted language is marked through) to clarify the definition of delinquency for purposes of the prospectus.

“~~A receivable is considered delinquent if~~ The period of delinquency for a receivable is the number of days that a payment of more than an inconsequential amount is ~~more than one day~~ past due.”

We have also made similar revisions elsewhere throughout our prospectus as discussed in response to Comment No. 14 below.  With the changes described above, it is now clarified as to how delinquency is defined and why the delinquency information for the initial receivables in the asset pool beginning at 31 to 60 days delinquent is responsive to Item 1111(c) of Regulation AB.

Administrative Information About the Notes

Noteholder Communications, page 84

13.   We note your statement that the servicer will include a noteholder’s request to communicate on the Form 10-D “filed in the next month.”  Please revise to clarify that the servicer will include noteholder requests to communicate, including the required information listed, in the Form 10-D related to the reporting period in which the request was received.  Refer to General Instruction I.B.1(d) of Form SF-3.

Response:

We direct your attention to page 84 of our prospectus where we have revised the above-referenced language.  The disclosure has been revised as follows (new language is underlined; deleted language is marked through) to clarify that noteholder requests to communicate, including the required information, will be included in the form 10-D related to the reporting period in which the request is received.

“On receipt of a communication request, the servicer will include in the Form 10-D related to the reporting period in which the request is received ~~filed in the next month~~ the following information:”

We have also revised a similar reference on page 89 of our prospectus.

“A summary of the report of the asset representations review will be included in the Form 10-D for the trust ~~in the next month~~ filed for the reporting period during which the report was received.”

Asset Representations Review

Delinquency Trigger, page 87

14.   We note your disclosure on page 29 that “[r]eceivables are considered delinquent [for collection effort purposes] as soon as any payment is one day past due.” We further note your disclosure on page 54 that “[a] receivable is considered delinquent if a payment of more than an inconsequential amount is more than one day past due. Payments of $50 or more are generally considered consequential.”  It is not clear to us which of these definitions applies to your disclosure about delinquent receivables in determining the delinquency trigger under the asset representations review shelf eligibility requirements. Please revise or advise.

Response:

We direct your attention to pages 29, 87, and A-2 of our prospectus where we have revised the above-referenced language.  The disclosure has been revised as follows (new language is underlined; deleted language is marked through) to add clarity and consistency as to how delinquency is determined in each context.

We have revised the following language on page 29.

“~~Receivables are considered delinquent [for collection effort purposes] as soon as any payment is one day~~ The period of delinquency for a receivable is the number of days that a payment of more than an inconsequential amount is past due. Payments of $50 or more are generally considered consequential.”

We have revised the following language on page 87 to provide additional clarity as to how delinquency is determined for purposes of the delinquency trigger under the asset representations review shelf eligibility requirements.

“Delinquency Trigger. The period of delinquency for a receivable is the number of days that a payment of more than an inconsequential amount is past due.  Payments of $50 or more are generally considered consequential. The 61+ day delinquency trigger will be [  ]% for the first 12 Collection Periods following the cutoff date and [  ]% for the remaining Collection Periods that the notes are outstanding.”

We have also revised the language on page A-2 for further clarification on this issue.

“(7) The period of delinquency for a receivable is the number of days that a payment of more than an inconsequential amount is past due.  Payments of $50 or more are generally considered consequential.  Delinquent Receivables equal the Statistical Contract Value of all receivables (excluding liquidated or purchased receivables, but including receivables in repossession status that are stated at a value net of any estimated or actual recoveries) as to which a payment of at least $50 is past due the stated number of days.  See “Sponsor’s Portfolio Delinquency and Loss Information” in the prospectus for information on how delinquent receivables are determined.”

Voting Trigger, page 88

15.   Please confirm that notes and/or certificates held by the sponsors or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating “the maximum percentage of investors’ interest in the pool required to initiate a vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)”).

Response:

We confirm that notes and/or certificates held by us or our affiliates are not included in the calculation of determining whether 5% of the investors have elected to initiate a vote.  In addition, we have revised the disclosure on page 88 of our prospectus to clarify this concept.

“If noteholders of at least 5% of the principal amount of the outstanding notes (excluding notes held by the sponsor, the servicer and their affiliates) demand a vote within 90 days after the filing of the Form 10-D reporting the occurrence of the delinquency trigger, the indenture trustee will submit the matter to a vote of all noteholders through DTC.”

Asset Representations Review Process, page 88

16.   We note your statement on page 89 that “[t]he tests may not be sufficient to determine every instance of noncompliance.” The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties.  Please revise or remove this statement and confirm that the tests will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

Response:

We have removed that statement on page 89 of our prospectus and we hereby confirm that the tests will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty.

Review Report, page 89

17.   We note your disclosure that the asset representations reviewer is not responsible for determining whether noncompliance with any representation is a breach of the transaction documents or if a repurchase should be made.  Please revise to identify the party responsible for making this determination.

Response:

We direct your attention to page 89 of our prospectus where we have revised the disclosure (new language is underlined; deleted language marked through) to clarify which parties are responsible for determining whether a receivable’s noncompliance with any representation is a breach of the transaction documents or if a repurchase should be made.

“The asset representations reviewer is not responsible for determining whether noncompliance with any representation is a breach of the transaction documents or if any receivable is required to be repurchased.  The servicer will evaluate the asset representations reviewer’s report to determine whether there were breaches of representations and warranties that would require a repurchase, and whether a repurchase should be made.”

Dispute Resolution, page 89

18.   We note your disclosure on page 90 stating that if the parties fail to agree at the completion of the mediation, the requesting party may choose to submit the matter to arbitration.  Please revise to clarify that the requesting party may also choose to submit the matter to either arbitration or court adjudication.

Response:

We direct your attention to page 90 of our prospectus where we have revised the above-referenced language.  The disclosure has been revised as follows (new language is underlined; deleted language is marked through) to clarify that the requesting party may also choose to submit the matter to either arbitration or court adjudication if the parties fail to agree at the completion of a mediation proceeding.

“If the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to arbitration or court adjudication.”

19.   We note your statement on page 90 that “[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential[, other than disclosure required by law].” Please revise to clarify that this restriction is limited to the parties to the mediation or arbitration and that the restriction will not conflict with the ability of investors to communicate with respect to a repurchase request or dispute resolution, as required by General Instruction I.B.1(d) of Form SF-3.  Alternatively, please remove the brackets around the exception for disclosure as required by law.

Response:

We direct your attention to page 90 of our prospectus where we have revised the above-referenced language.  The disclosure has been revised as follows (new language is underlined; deleted language is marked through):

“Each party will agree to keep the details of the repurchase request and the dispute resolution confidential~~[~~, other than disclosure required by law~~]~~.”

[Credit Risk Retention], page 90

20.   We note your bracketed disclosure here and elsewhere throughout your prospectus that you will include the risk retention disclosure for offerings “after” December 24, 2016. Please revise to state that this disclosure will be included, and confirm that you will comply with the risk retention requirements, for all offerings “on or after” December 24, 2016.  Refer to the Credit Risk Retention Adopting Release (Release No. 34-73407) (the “Credit Risk Retention Adopting Release”) (stating that compliance with the rule is required “beginning” December 24, 2016).

Response:

We have revised the disclosures on pages 27, 86, and 90 of our prospectus to clarify that our compliance with the risk retention requirements, including the risk retention disclosure requirements, will occur for all offerings “on or after” December 24, 2016.

[Eligible Horizontal Residual Interest Option], page 91

21.   We note your placeholders for descriptions of the fair value methodology and certain assumptions such as delinquency rate, loss rate, recovery rate, recovery lag time, etc. Please revise your disclosure to include a description of the valuation methodology used to calculate fair values, including descriptions of all key inputs and assumptions used to measure the fair value that either could have a material impact on the fair value calculation or would be material to a prospective investor’s ability to evaluate the sponsor’s fair value calculations. In addition, to the extent you intend to disclose a range of fair values, please disclose the method by which you determined the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values.  Refer to Rule 4(c)(1)(i) of Regulation RR (17 CFR Part 246).

Response:

We direct your attention to pages 91 through 93 of our prospectus where we have revised the disclosures to include a description of the valuation methodology used to calculate fair values, including descriptions of all key inputs and assumptions used to measure the fair value that either could have a material impact on the fair value calculation or would be material to a prospective investor’s ability to evaluate the sponsor’s fair value calculations.  In addition, to the extent we intend to disclose a range of fair values, we have revised the disclosures to include the method by which we determined the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values.  The disclosure has been revised as follows (new language is underlined; deleted language is marked through) to make the revisions described above.

“The sponsor determined the fair value of the notes and the certificates using a fair value measurement framework under U.S. generally accepted accounting principles. ~~[Describe fair value methodology].  Under this framework, the sponsor calculated [the anticipated interest and principal payments on each class of notes, [any required payments from the spread account] and any payments on the certificates on each payment date resulting from the anticipated cashflows on the receivables pool for the prior month].  In making these calculations, the sponsor made the following assumptions [ranges may be disclosed when required]:~~ In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value is reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs.

•                  Level 1 — inputs include quoted prices for identical instruments and are the most observable;

•                  Level 2 — inputs include quoted prices for similar instruments and observable inputs such as interest rates and yield curves; and

•                  Level 3 — inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.

The fair value of the spread account is considered Level 1 in the hierarchy, as it consists of a cash balance.

The fair value of the notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived from prices for similar instruments.  The fair value of the certificates is categorized within Level 3 of the hierarchy, as inputs to the fair value calculation are generally not observable.

The fair value of the notes is assumed to be equal to the initial principal amount, or par.  This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate [range] assumptions below.

Interest accrues on the notes at the following rates [ranges may be disclosed when required]:”

Pages 92 and 93

“~~•   the receivables prepay at a [  ]% CPR rate, as described in “[Weighted Average Life of the Notes]”; [and]~~

  ~~•   [Describe other assumptions, such as delinquency rate, loss rate, recovery rate, recovery lag time, etc.]~~

These interest rates are estimated based on recent pricing of similar transactions and market-based expectations for interest rates and credit risk.

To calculate the fair value of the certificates, the sponsor used an internal valuation model.  This model projects future cash flows from the pool of receivables, the interest and principal payments on each class of notes, transaction fees and expenses and the servicing fee.  The resulting cash flows to the certificates are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows.  In completing these calculations, the sponsor made the following assumptions:

•                  the discount rate is [  ]%.

•                  interest accrues on the notes at the [mid-point of the] rates described above.  [In determining the interest payments on the floating rate Class A-4b notes, one-month LIBOR is assumed to reset consistent with the applicable forward rate curve as of       , 20  ].

•                  cash flows from the receivables are calculated using the scheduled payments adjusted for assumptions regarding prepayments and net losses as described below. These assumptions are different than the analysis described in “Weighted Average Life of the Notes,” where cash flows are adjusted for prepayments only and utilize a linear fixed cumulative prepayment speed.

•                  assumed prepayment speeds and cumulative net losses on the receivables as a percentage of the pool balance occur each month on a non-linear basis at the rates shown in the table below.

•                  any cash flows beyond 48 months utilize the percentages stated for Month 48 below.

The following table shows the assumptions for the cumulative net losses and monthly prepayment speeds as a percentage of the pool balance.

Month	Cumulative Net Loss %	Prepayment Speed %	Month	Cumulative Net Loss %	Prepayment Speed %
1%		%	25%		%
2%		%	26%		%
3%		%	27%		%
4%		%	28%		%
5%		%	29%		%
6%		%	30%		%
7%		%	31%		%
8%		%	32%		%
9%		%	33%		%
10%		%	34%		%
11%		%	35%		%
12%		%	36%		%
13%		%	37%		%
14%		%	38%		%
15%		%	39%		%
16%		%	40%		%
17%		%	41%		%
18%		%	42%		%
19%		%	43%		%
20%		%	44%		%
21%		%	45%		%
22%		%	46%		%
23%		%	47%		%
24%		%	48+	%	%

The sponsor developed these inputs and assumptions by considering the following ~~reviewing several~~ factors~~, including the composition of the receivables, the performance of its prior securitized pools included in Annex A, trends in used equipment values, economic conditions and the loss assumptions of the hired NRSROs.~~:

•                  The discount rate is estimated to reflect the credit exposure to the certificates’ cash flows.  Due to the lack of an actively traded market in certificates, the discount rate was derived using qualitative factors that consider the equity-like component of the first-loss exposure.

•                  The cumulative net loss percentages and corresponding monthly baseline curve were developed utilizing regression and proportional hazards modeling approaches based on the sponsor’s historical performance data from [2007] forward for both securitized and unsecuritized receivables with various characteristics, such as industry, payment frequency, term and seasoning.  The base information (data set) for the model was provided by the sponsor and is confidential, generally not observable, and not publicly available due to privacy and competitive concerns. Frequency of defaults and recovery rates estimates are included in the cumulative net loss assumption rates.  At the time a receivable defaults, a recovery is estimated and then further adjusted, if needed, upon realization of proceeds (as described in the last paragraph under “Historical Credit Loss/Repossession Experience”).  Recovery estimates are based on factors such as current and projected market conditions, industry segment, and industry guidebooks. The model was tested against actual net loss rates of receivables within prior ABS transactions that had at least 24 months of seasoning.  Because the shape of the baseline curve is non-linear, the sponsor has provided monthly cumulative net loss percentage assumptions.

•                  The sponsor has provided monthly prepayment speed assumptions because of the variation in monthly speeds.  Forecasted prepayment rates were derived from identifiable properties of the receivables in the specific securitized pool.  The prepayment rates were forecasted using an analytically derived model based on the sponsor’s historical [ten] year monthly portfolio data of over [25 million] records.  The model was validated at the receivable and aggregate pool level. The base information (data set) for the model was provided by the sponsor and is confidential, generally not observable, and not publicly available due to privacy and competitive concerns.

The sponsor believes that the inputs and assumptions described above include all inputs and assumptions that could have a material impact on the fair value calculation or a prospective investor’s ability to evaluate the sponsor’s fair value calculations.”

22.   We also note that, in calculating the fair value of the residual interest, you have assumed that receivables prepay at a “[  ]% CPR rate.”  In Section III.B.1.b. of the Credit Risk Retention Adopting Release, the agencies stated that we expect the key inputs and assumptions would not assume straight lines.  Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

Response:

We direct your attention to pages 91 through 93 of our prospectus where we have revised the disclosure to clarify the assumption that the prepayment rate will not be a straight line or constant.  The disclosure has been revised as reflected in the response to question 21 above to make the revisions described above.

[Eligible Horizontal Cash Reserve Account], page 92

23.   We note that your prospectus contemplates the use of the required amounts in the spread account to partially satisfy the sponsor’s risk retention requirement under Regulation RR. It is unclear from your description of the spread account on page 93 and the reference to payments made as described under “[Servicing Matters — Distributions]” that the spread account qualifies as an eligible horizontal reserve account.  Please revise or advise.

Response:

We direct your attention to page 93 of our prospectus where we have revised the disclosures to clarify that the spread account may serve as an eligible horizontal cash reserve account (if the brackets are removed from the “Credit Risk Retention—Eligible Horizontal Cash Reserve Account” section) and to clarify what additional restrictions would apply under that circumstance.

The cross reference under “Credit Risk Retention—Eligible Horizontal Cash Reserve Account” to payments to be made under “[Servicing Matters—Distributions”] will only include payments of expenses that, in the absence of available funds in the eligible horizontal cash reserve account, would be paid prior to any payments to holders of ABS interests and to parties that are not affiliated with the sponsor.  To clarify this further, we have revised the disclosure under “Credit Risk Retention—Eligible Horizontal Cash Reserve Account” on page 93 of our prospectus as follows (new language is underlined; deleted language is marked through) to make the revisions described above.

“For all other purposes, the spread account may be used to make any payments

•                  on ABS interests in the issuing entity on any payment date on which the issuing entity has insufficient funds from any source to satisfy an amount due on any ABS interest (including each of the notes on the final scheduled maturity date to the extent collections on the receivables are insufficient to make sure payments) and

•                  of expenses that are due as described in clauses (1) through ([insert clause number which must be higher in priority than any payments to holders of ABS interests]) of the [second] paragraph or in clauses ([1]) through ([insert clause number which must be higher in priority than any payments to holders of ABS interests]) of the [fifth] paragraph under “[Servicing Matters—Distributions]” in this prospectus ~~of [  ]~~ [(and, if there has been an optional redemption or an event of default has occurred and the indenture trustee has collected any money or property as described in the [sixth] paragraph thereof, amounts due to the trustee or indenture trustee as described in that section)] ~~under “[Servicing Matters—Distributions]” in this prospectus~~ but are otherwise unpaid~~, including each of the notes on the final scheduled maturity date to the extent collections on the receivables are insufficient to make sure payments~~.]

[The depositor, or another majority-owned affiliate of CNH Industrial Capital America, is required to maintain the spread account until the later of two years from the closing date, the date the pool balance is 33% or less of the initial pool balance, or the date the principal amount of the notes is 33% or less of the original principal amount.  CNH Industrial Capital America, the depositor or any of their affiliates may not hedge the amounts in the spread account during this period.]”

The “[Servicing Matters—Distributions]” section has bracketed limitations on payments for expenses thereunder to the sponsor and its affiliates, which would be unbracketed if payment under such clause from amounts in the spread account would not be permissible under Regulation RR.

We have also added the following disclosure under “Credit and Cash Flow Enhancement—Spread Account” on page 94 of our prospectus to clarify that if the spread account is to serve as an eligible horizontal cash reserve account, then it must comply with the additional restrictions set forth under “Credit Risk Retention—Eligible Horizontal Cash Reserve Account.”

“The amount on deposit in the spread account will be increased on each payment date up to a balance specified under “Servicing Matters—Spread Account” by the deposit of collections on the receivables remaining after all higher priority payments on that payment date.  [If the spread account is to serve as an eligible horizontal cash reserve account, then to insert:  Since the spread account will serve as an eligible horizontal cash reserve account, it must comply with the additional restrictions set forth under “Credit Risk Retention—Eligible Horizontal Cash Reserve Account.]”

24.   We note your placeholder on page 92 for disclosure of the fair value of eligible horizontal residual interests, material terms, valuation methodology, and key inputs and assumptions, as they relate to the eligible horizontal cash reserve account.  Please revise to include disclosure of these items.  Refer to Rule 4(c)(1)(iii)(C) of Regulation RR.

Response:

We direct your attention to pages 91 through 93 of our prospectus where we have revised the disclosure to include disclosure of the fair value of eligible horizontal residual interests, material terms, valuation methodology and key inputs and assumptions, as they relate to the eligible horizontal cash reserve account.  The disclosure has been revised as reflected in the response to question 21 above to make the revisions described above.

Annex A — Static Pool Data, page A-1

25.   Item 1105(a)(3)(i)(A) of Regulation AB requires that delinquency, cumulative loss, and prepayment information for prior securitized pools of the sponsor for the same asset type be provided for the prior five years.  Please revise or advise.

Response:

We direct your attention to pages A-1 and A-3 of our prospectus where we have revised the above-referenced language.  The disclosure has been revised as follows (new language is underlined; deleted language is marked through) to indicate that we will provide delinquency, cumulative loss, and prepayment information for prior securitized pools of the sponsor for the same asset type for the prior five years.

“This Annex contains static pool information about ~~prior~~ pools of receivables securitized by CNH Industrial Capital America LLC over the last five years.”

“[This Annex to show the following securitization information from 5 years to 135 days prior to the date of this prospectus]”

26.   Please confirm that you will update the delinquency, cumulative loss, and prepayment data tables as necessary so that the most recent periodic increment for the data is as of a date no later than 135 days of the date of first use of the prospectus.  Refer to Item 1105(a)(3)(ii) of Regulation AB and the instruction thereto.

Response:

We confirm that we will update the delinquency, cumulative loss, and prepayment data tables as necessary so that the most recent periodic increment for the data is as of a date no later than 135 days of the date of first use of the prospectus.  We have further revised the heading on page A-3 of Annex A to reflect the most recent periodic increment as follows:

“[This Annex to show the following securitization information from 5 years to 135 days prior to the date of this prospectus]”

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 456-1015.

Sincerely,

/s/ Trent M. Murch
Trent M. Murch

cc: Eric Mathison, CNH Capital Receivables LLC

Exhibit A

Entity Name	CIK Code
CNH Receivables, Inc.	000931152
CNH Equipment Trust 2000-B	0001276167
CNH Equipment Trust 2001-A	0001276166
CNH Equipment Trust 2001-B	0001276165
CNH Equipment Trust 2002-A	0001276163
CNH Equipment Trust 2002-B	0001276164
CNH Equipment Trust 2003-A	0001276162
CNH Equipment Trust 2003-B	0001270113
CNH Equipment Trust 2004-A	0001302959
CNH Equipment Trust 2005-A	0001320598
CNH Equipment Trust 2005-B	0001338107
CNH Equipment Trust 2006-A	0001355146
CNH Equipment Trust 2006-B	0001373800
CNH Equipment Trust 2007-A	0001391569
CNH Equipment Trust 2007-B	0001411930
CNH Equipment Trust 2007-C	0001418114
CNH Equipment Trust 2008-A	0001428525
CNH Equipment Trust 2008-B	0001434663
CNH Equipment Trust 2009-A	0001459001
CNH Equipment Trust 2009-B	0001460574
CNH Equipment Trust 2009-C	0001475606
CNH Equipment Trust 2010-A	0001487008
CNH Equipment Trust 2010-B	0001497694
CNH Equipment Trust 2010-C	0001504999
CNH Equipment Trust 2011-A	0001519427
CNH Equipment Trust 2011-B	0001529345
CNH Equipment Trust 2011-C	0001536067
CNH Equipment Trust 2012-A	0001544047
CNH Equipment Trust 2012-B	0001551771
CNH Equipment Trust 2012-C	0001557711
CNH Equipment Trust 2012-D	0001561848
CNH Equipment Trust 2013-A	0001569038
CNH Equipment Trust 2013-B	0001576916
CNH Equipment Trust 2013-C	0001584363
CNH Equipment Trust 2013-D	0001591024
CNH Equipment Trust 2014-A	0001599173
CNH Equipment Trust 2014-B	0001609183
CNH Equipment Trust 2014-C	0001621640
CNH Equipment Trust 2015-A	0001632028
CNH Equipment Trust 2015-B	0001640770
CNH Equipment Trust 2015-C	0001649934